



02007357

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 31901

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **JANUARY 1, 2001** (MM/DD/YY) AND ENDING **DECEMBER 31, 2001** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

CAREY FINANCIAL CORPORATION

FEB 2 3 2002

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

50 ROCKEFELLER PLAZA
(No. and Street)

NEW YORK	**NY**	**10020**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

CLAUDE FERNANDEZ **(212) 492-1100**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PRICEWATERHOUSECOOPERS L.L.P.
(Name - if individual, state last, first, middle name)

1177 AVENUE OF THE AMERICAS	**NEW YORK**	**NY**	**10036**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

PROCESSED
MAR 2 0 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)



OATH OR AFFIRMATION

I, **STEPHEN H. HAMRICK**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **CAREY FINANCIAL CORPORATION**, as of **DECEMBER 31**, **2001**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

CHAIRMAN
Title

Notary Public

HEATHER BENTLEY
Notary Public, State of New York
No. 01BE6011583
Qualified in Suffolk County
Commission Expires August 10, 2002

This report** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) ~~Statement of Financial Condition.~~ Balance Sheet.
- [X] (c) Statement of Income (Loss).
- [X] (d) ~~Statement of Changes in Financial Condition.~~ Statement of Cash Flows.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Carey Financial Corporation

Balance Sheet
As of December 31, 2001



PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (646) 471 4100

Report of Independent Accountants

To the Board of Directors and Shareholder of
Carey Financial Corporation:

In our opinion, the accompanying balance sheet presents fairly, in all material respects, the financial position of Carey Financial Corporation (the "Company") at December 31, 2001, in conformity with accounting principles generally accepted in the United States of America. This balance sheet is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 7, 2002

Carey Financial Corporation
Balance Sheet
December 31, 2001

Assets	
Cash and cash equivalents	$ 977,848
Accounts receivable	80,413
Prepaid taxes	56,743
Other assets	5,320
Total assets	$1,120,324
Liabilities and Shareholder's Equity	
Accounts payable to affiliate	$ 470,571
Accrued expenses	21,650
Total liabilities	492,221
Common stock, $1.00 par value; authorized, 10,000 shares; issued and outstanding, 1,000 shares	1,000
Additional paid-in capital	438,135
Retained earnings	188,968
Total shareholder's equity	628,103
Total liabilities and shareholder's equity	$1,120,324

The accompanying notes are an integral part of the financial statement.

1. Organization:

Carey Financial Corporation (the "Company") was incorporated on May 1, 1984, under the laws of the State of Delaware. The Company is owned 100% by W.P. Carey & Co. LLC ("W.P. Carey"). The Company is registered as a broker-dealer with the Securities and Exchange Commission and the National Association of Securities Dealers, Inc. The Company's primary business activity during 2001 is as the sales agent for Corporate Property Associates 14 Incorporated ("CPA®:14") and Corporate Property Associates 15 Incorporated ("CPA®:15"), both Maryland corporations affiliated with W.P. Carey.

2. Significant Accounting Policies:

Basis of Presentation
The accompanying financial statement has been prepared in accordance with accounting principles generally accepted in the United States of America.

Cash Equivalents
The Company considers all short-term, highly liquid investments that are both readily convertible to cash and have maturities of three months or less at the time of purchase to be cash equivalents. Cash equivalents at December 31, 2001 include $971,621 invested in one money market fund.

Income Recognition
Pursuant to its sales agency agreements with CPA®:14 and CPA®:15, the Company receives commissions on the sales of shares of CPA®:14 and CPA®:15. Such income is recognized when earned.

Income Taxes
The Company files separate federal, state and local income tax returns. In certain jurisdictions, the Company is subject to minimum taxes based on capital.

Deferred taxes are determined based on the differences between the financial statement and tax bases of assets and liabilities at enacted tax rates in effect in the year in which the differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

Management's Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Net Capital Requirement:

The Company is exempt from Rule 15c3-3 of the Securities Exchange Act of 1934 as it does not maintain customer accounts, nor does it hold securities for customers. Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain minimum net capital of the higher of $5,000 or 6-2/3% of its aggregate indebtedness, as defined. At December 31, 2001, the Company had actual and excess net capital, as defined, of $466,195 and $433,380, respectively. The Company's net capital ratio ("aggregate indebtedness"

to "net capital" as defined under the Rule) at December 31, 2001 was 1.06 to 1, compared with 15 to 1, the maximum ratio permitted.

4. Related-Party Transactions:

W.P. Carey has provided the Company with such administrative personnel, facilities and services as have been required in the normal conduct of the Company's business for the period ended December 31, 2001. A charge of $1,078,215 for such costs for 2001 was determined based on an allocation of the total expenses incurred by the management subsidiary of W.P. Carey in proportion to the revenues earned by the Company and the management subsidiary.



PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (646) 471 4100

Report of Independent Accountants on Internal Control Required by SEC Rule 17a-5

To the Board of Directors and Shareholder of
Carey Financial Corporation:

In planning and performing our audit of the financial statements and supplemental schedule of Carey Financial Corporation (the "Company") for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g) in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and

2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are

safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, shareholder, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

February 7, 2002

PricewaterhouseCoopers LLP